[SUTHERLAND ASBILL & BRENNAN LLP]

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com

January 11, 2012

VIA EDGAR

Dalia Blass, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Withdrawal of Exemptive Application for New Mountain Finance Corporation. File No. 812-13926

Dear Ms. Blass:

On behalf of New Mountain Finance Corporation (the “Applicant”), we hereby request the withdrawal of the exemptive application (File No. 812-13926) (the “Application”) filed by the Applicant on July 22, 2011.  The Application requested an order authorizing certain transactions that otherwise might have been prohibited by Section 13(a) of the Securities Exchange Act of 1934, as amended.  Applicant has chosen not to seek this exemptive relief at this time.

If you have any questions, please call me at (202) 383-0176, or call Sylvia N. Harris at 202-383-0799.  Thank you for your attention to this matter.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

SBB/snh

cc:	Jill L. Ehrlich, Esq., Senior Counsel Mr. Adam Weinstein, New Mountain Finance Corporation Sylvia N. Harris, Esq., Sutherland, Asbill & Brennan LLP